UR-ENERGY ADDED TO S&P/TSX* GLOBAL MINING INDEX

Denver, Colorado (CCNMatthews June 18, 2007) Ur-Energy Inc (TSX:URE) (“Ur-Energy”) has been selected to be included in the new S&P/TSX Global Mining Index which was launched Tuesday, June 12, 2007. The S&P/TSX Global Mining Index is designed to provide an investable representative index of publicly traded international mining companies. Eligibility factors include market capitalization, liquidity, listing, eligible securities, and shares outstanding.

“We are excited that Ur-Energy has been chosen to be included in the S&P/TSX Global Mining Index. This prestigious opportunity is a positive progression for our shareholders and mining investors alike,” stated President and Chief Executive Officer, Bill Boberg.

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*”S&P” is a trademark owned by the McGraw-Hill Companies, Inc. and “TSX” is a trademark owned by TSX Inc. Company additions to and deletions from an S&P Index do not in any way reflect an opinion on the investment merits of the company.

Ur-Energy is a junior mining company completing mine planning, baseline studies and permitting activities to bring two uranium deposits in Wyoming into production. The company is also engaged in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered corporate office in Ottawa, Canada and bases its headquarters in Littleton, Colorado. The company’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain forward-looking statements regarding capital and processing cost estimates, production rates, amounts, timetables and methods, mining methods, metallurgical recovery rates, government permitting timetables and strategic plans and are based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and other costs varying significantly from estimates, production rates, methods and amounts varying from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in development and other factors. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are made as of the date hereof and we assume no responsibility to update them or revise them to reflect new events or circumstances.